UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2023
Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

The Committed Equity Financing

On August 8, 2023, Bitdeer Technologies Group (the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”).

Pursuant to the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares, par value US$0.0000001 per share (the “Class A Ordinary Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of the Company’s Class A Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital II’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), the Company will have the right, but not the obligation, from time to time at the Company’s sole discretion over the 36-month period beginning on the date the Commencement occurs (the “Commencement Date”), to direct B. Riley Principal Capital II to purchase a specified number of the Company’s Class A Ordinary Shares not to exceed certain limitations set forth in the Purchase Agreement (each, a “Purchase”), including not to exceed the lesser of (such lesser number of shares, the “Purchase Maximum Amount”): (i) 1 million of the Company’s Class A Ordinary Shares and (ii) 25.0% of the total aggregate number (or volume) of the Company’s Class A Ordinary Shares traded on The Nasdaq Capital Market (the “Nasdaq”) during the applicable Purchase Valuation Period (as defined below) for such Purchase (such specified number of shares to be purchased by B. Riley Principal Capital II in such Purchase, adjusted to the extent necessary to give effect to the applicable Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement, the “Purchase Share Amount”), by timely delivering written notice to B. Riley Principal Capital II (each, a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any trading day (each, a “Purchase Date”), so long as (a) the closing sale price of the Company’s Class A Ordinary Shares on Nasdaq on the trading day immediately prior to such Purchase Date is not less than US$1.00, which shall not be adjusted (proportionally or otherwise) for any forward share split, reverse share split, share combination, share dividend, recapitalization, reorganization or other similar transaction involving the share capital of the Company that occurs on or after the date of the Purchase Agreement (the “Threshold Price”), and (b) all of the Company’s Class A Ordinary Shares subject to all prior Purchases effected by the Company under the Purchase Agreement have been received by B. Riley Principal Capital II prior to the time the Company delivers such Purchase Notice to B. Riley Principal Capital II on such Purchase Date.

The per share purchase price that B. Riley Principal Capital II is required to pay for the Company’s Class A Ordinary Shares in a Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Company’s Class A Ordinary Shares (the “VWAP”), calculated in accordance with the Purchase Agreement, for the period (the “Purchase Valuation Period”) beginning at the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and ending at the earliest to occur of (i) 3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by Nasdaq as the official close of the regular trading session on such Purchase Date, (ii) such time that the total aggregate number (or volume) of the Company’s Class A Ordinary Shares traded on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such Purchase, calculated by dividing (a) the applicable Purchase Share Amount for such Purchase by (b) 25.0%, and (iii) to the extent that the Company elects in the applicable Purchase Notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold (as defined below), such time that the trading price of the Company’s Class A Ordinary Shares on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such Purchase specified by the Company in the Purchase Notice for such Purchase, or if the Company does not specify a minimum price threshold in such Purchase Notice, a price equal to 75.0% of the closing sale price of the Company’s Class A Ordinary Shares on the trading day immediately prior to the applicable Purchase Date for such Purchase (the “Minimum Price Threshold”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

In the event that the Company elects in the applicable Purchase Notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold, for purposes of calculating the volume of the Company’s Class A Ordinary Shares traded during a Purchase Valuation Period, as well as the VWAP for a Purchase Valuation Period, the following transactions, to the extent they occur during such Purchase Valuation Period, are excluded: (x) the opening or first purchase of the Class A Ordinary Shares at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase and (y) the last or closing sale of the Class A Ordinary Shares at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase.

In the event that the Company does not elect in the applicable Purchase Notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold, the calculation of the volume of the Company’s Class A Ordinary Shares traded during a Purchase Valuation Period and the VWAP for a Purchase Valuation Period will exclude the following transactions. To the extent they occur during such Purchase Valuation Period: (x) the opening or first purchase of the Class A Ordinary Shares at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, (y) the last or closing sale of the Class A Ordinary Shares at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and (z) all trades of the Class A Ordinary on Nasdaq during such Purchase Valuation Period at a price below the applicable Minimum Price Threshold for such Purchase.

In addition to the regular Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley Principal Capital II to purchase, on any trading day, including the same Purchase Date on which a regular Purchase is effected (if any, although the Company is not required to effect an earlier regular Purchase on such trading day), a specified number of the Company’s Class A Ordinary Shares (each, an “Intraday Purchase”), not to exceed the lesser of (such lesser number of shares, the “Intraday Purchase Maximum Amount”): (i) 1 million of the Company’s Class A Ordinary Shares and (ii) 25.0% of the total aggregate volume of the Company’s Class A Ordinary Shares traded on Nasdaq during the applicable “Intraday Purchase Valuation Period” (determined in the same manner as for a regular Purchase) for such Intraday Purchase (such specified number of shares, adjusted to the extent necessary to give effect to the applicable Intraday Purchase Maximum Amount, the “Intraday Purchase Share Amount”), by the delivery to B. Riley Principal Capital II of an irrevocable written purchase notice, after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date (each, an “Intraday Purchase Notice”), so long as (i) the closing sale price of the Company’s Class A Ordinary Shares on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all of the Company’s Class A Ordinary Shares subject to all prior Purchases and all prior Intraday Purchases by B. Riley Principal Capital II under the Purchase Agreement have been received by B. Riley Principal Capital II prior to the time the Company delivers such Intraday Purchase Notice to B. Riley Principal Capital II on such Purchase Date.

The per share purchase price for the Company’s Class A Ordinary Shares that the Company elect to sell to B. Riley Principal Capital II in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular Purchase, as described above), provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on Nasdaq on such Purchase Date, each of which will commence and end at different times on such Purchase Date.

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Company’s Class A Ordinary Shares the Company may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. In the case of Purchases and Intraday Purchases effected by the Company under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of the Company’s Class A Ordinary Shares to be purchased by B. Riley Principal Capital II in a Purchase or an Intraday Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such Purchase or Intraday Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

From and after the Commencement, the Company will control the timing and amount of any sales of the Company’s Class A Ordinary Shares to B. Riley Principal Capital II. Actual sales of the Company’s Class A Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Company’s Class A Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company’s business and operations.

The Company may not issue or sell its Class A Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement which, when aggregated with all other Class A Ordinary Shares then beneficially owned by B. Riley Principal Capital II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in B. Riley Principal Capital II beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares.

The net proceeds to the Company from sales that it elects to make to B. Riley Principal Capital II under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sell its Class A Ordinary Shares to B. Riley Principal Capital II. The Company expects that any proceeds received by it from such sales to B. Riley Principal Capital II will be used for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the Company’s Class A Ordinary Shares after the date of issuance, or the Company’s effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which the Company may offer, issue or sell the Company’s Class A Ordinary Shares or any securities exercisable, exchangeable or convertible into the Company’s Class A Ordinary Shares at a future determined price.

B. Riley Principal Capital II has agreed that none of B. Riley Principal Capital II, its sole member or any entity managed or controlled by B. Riley Principal Capital II or its sole member, or any of their respective officers, will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Company’s Class A Ordinary Shares or hedging transaction that establishes a net short position in the Company’s Class A Ordinary Shares during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 36-month anniversary of the Commencement Date, (ii) the date on which B. Riley Principal Capital II shall have purchased from the Company under the Purchase Agreement the Company’s Class A Ordinary Shares for an aggregate gross purchase price of US$150,000,000, (iii) the date on which the Company’s Class A Ordinary Shares shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement, (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving the Company has been commenced that is not discharged or dismissed prior to such trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of creditors.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon three trading days’ prior written notice to B. Riley Principal Capital II. The Company and B. Riley Principal Capital II may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any Purchase or any Intraday Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor B. Riley Principal Capital II may assign or transfer the Company’s respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by the Company or B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase the Company’s Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company agrees to pay to B. Riley Principal Capital II a commitment fee (the “Commitment Fee”) of 0.5% of the B. Riley Principal Capital II’s total commitment of US$150,000,000, which shall be payable in three equal tranches as follows: (x) the first payment, shall be made within three (3) Business Days (as such term is defined in the Purchase Agreement) of the date of the Purchase Agreement, (y) the second payment, shall be made within three (3) Business Days of the first Purchase or Intraday Purchase being effected by the Company, and (z) the third payment shall be made within three (3) Business Days after an aggregate of US$5 million of Purchases and/or Intraday Purchases have been effected by the Company, provided that the Company shall have the option, in the Company’s sole discretion, to satisfy its obligation to pay any tranche of the Commitment Fee at an earlier date than otherwise set forth above.

In addition, the Company has agreed to reimburse B. Riley Principal Capital II for the reasonable and documented legal fees and disbursements of B. Riley Principal Capital II’s legal counsel in an amount not to exceed (i) US$50,000 within five Business Days of the date of the Purchase Agreement and (ii) US$5,000 per Representation Date (as such term is defined in the Purchase Agreement), in each case in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties.

The Company does not know what the purchase price for the Company’s Class A Ordinary Shares will be and therefore cannot be certain as to the number of shares the Company might issue to B. Riley Principal Capital II under the Purchase Agreement after the Commencement Date.

July Operating Data Update

The Company announced its July operating data update on August 7, 2023 in a press release, a copy of which is attached herein as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

10.1*	Ordinary Share Purchase Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC

10.2	Registration Rights Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC

99.1	Press Release – Bitdeer Announces July 2023 Operations Updates

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Linghui Kong
Name:	Linghui Kong
Title:	Chief Executive Officer

Date: August 9, 2023